Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, South Carolina 29601 Tel: 864.250.2300 Fax: 864.250.2349 www.nelsonmullins.com	John M. Jennings (Admitted in IL & SC) Tel: 864.250.2207 Fax: 864.250.2349 John.jennings@nelsonmullins.com

November 24, 2008

VIA FACSIMILE
Kathryn McHale and Allicia Lam
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

  Re:
  SCBT Financial Corporation
  Revised Preliminary Proxy Statement Pursuant to Schedule 14A

Dear Ms. McHale and Ms. Lam:

        On behalf of our client SCBT Financial Corporation (the "Company"), please find attached a Revised Preliminary Proxy Statement Pursuant to Schedule 14A relating to the proposed amendment and restatement of the Company's Articles of Incorporation. This amendment and restatement would authorize the issuance of up to ten million shares of preferred stock with such preferences, limitations and relative rights, within legal limits, of the class or series of preferred stock as are set by the Board of Directors, and to make certain technical and clarifying amendments to the Articles of Incorporation. This amendment and restatement is proposed in connection with the Company's potential participation in the U.S. Treasury's Capital Purchase Program.

        The Company is in receipt of the SEC status comment letter, dated November 17, 2008, regarding the referenced filing. The Company's responses are set forth below.

Comment 1:	Disclose whether you have applied to participate in the Treasury Department's Capital Purchase Program and describe the status of your application.
Response:
The proxy statement has been revised to reflect that the Company submitted an application for the Capital Purchase Program on November 13, 2008. See page 5 of the revised preliminary proxy statement. The Company currently expects that its application will be approved; however, the Company cannot provide any assurances that its application will be approved.

Atlanta · Boston · Charleston · Charlotte · Columbia · Greenville · Myrtle Beach · Raleigh · Washington, DC · Winston-Salem

Comment 2:	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common stock or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 or Regulation S-X in your proxy statement.
In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:
• how the application of the proceeds of the transaction may potentially effect your net interest margin;
• how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and
• how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted below.

In preparing pro forma financial statements, you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluation the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

Response:
While the Company has not determined that the transactions are necessarily material, the Company has revised the preliminary proxy statement to include pro forma financial statements and the financial information set forth in Item 13 of Schedule 14A. See pages 13 through 20, and Appendices D, E, F, and G, of the attached revised preliminary proxy statement.

        The Company acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or comments related to this filing, please contact John M. Jennings, of Nelson Mullins Riley & Scarborough, LLP at (864) 250-2207 and fax (864) 250-2349. Please copy Richard C. Mathis, Executive Vice President and Chief Risk Officer of SCBT Financial Corp., at fax (803) 765-4627 or Rick.Mathis@scbtonline.com on any written comments.

Very truly yours,
/s/ JOHN M. JENNINGS John M. Jennings
cc:
Richard C. Mathis, Executive Vice President and Chief Risk Officer of SCBT Financial Corp.